AGREEMENT

This Agreement is by and between AB Financial Services, LLC and its Manager, Robert Beaton, individually (hereinafter jointly referred to as "ABFS") and US Data Authority, Inc. hereinafter ("USDA"),

Whereas, the parties entered into a Securities Purchase Agreement, Stock Purchase Warrant, Registration Rights Agreement, dated as of May 23, 2001 (hereinafter jointly referred to as the "Agreements"); and

Whereas, certain disputes have arisen between the parties related to alleged breaches of the Agreements by both parties; and

Whereas, the parties desire to amicably resolve their disputes and settle their differences; and

Whereas, the Board of Directors of USDA approved this agreement at its meeting dated February 19, 2002;

Now Therefore, for the above-premises, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. This Agreement shall supercede and modify all prior Agreements between the parties.

2. This Agreement shall signify a modification of the existing Stock Purchase Warrant to allow for the purchase of USDA's Common Stock in the total amount of 10,000,000 shares at a price of ten ($0.10) cents per share to the following Investors and in the following amounts:

INTESTOR NAME	NUMBER OF COMMON SHARE WARRANTS
ABFS Shamy Lonski TOTAL	7,083,333 2,333,333 583,334 10,000,000

These above-referenced Warrants shall be exercisable for a period of one (1) year from the date of shelf registration as described in Paragraph 3 below.

3. All shares of common stock previously purchased by the above-named Investors pursuant to the Agreements and all shares underlying the Warrants issued herein pursuant to Paragraph 2 above shall be included in the next registration statement filed by USDA under the Securities Act of 1933, after the date hereof.

4. The parties hereto do hereby mutually release one another from any and all claims, obligations and liabilities, whether known or unknown, whether asserted or unasserted, and whether claimed or unclaimed. It being understood that: (1) USDA does not expect any additional consideration for the Warrants issued hereunder; (2) ABFS and its principal Robert Beaton, shall assert no claims against USDA, its officers, agents, shareholders and directors for any reason, including but not limited to expense reimbursement; and (3) ABFS also agrees to forego any and all claims available to it under the original Stock Purchase Warrant provided the actions called for in Paragraph 3 are completed.

In Witness Whereof, the parties hereto intending to be legally bound hereby execute this Agreement the date below written.

AB Financial Services, LLC
Dated:	By: /S/ Robert Beaton, Manager
Dated:	/S/ Robert Beaton, Individually
US Data Authority, Inc.
Dated:	By: /S/ Dominick Maggio, COO Executive Vice President

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED FOR SALE OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOS LAWS.

Right to Purchase 10,000,000 shares of
Common Stock, par value $.02 per share

Date: February __, 2002

US DATA AUTHORITY, INC.
STOCK PURCHASE WARRANT

THIS CERTIFIES THAT for value received, AB FINANCIAL SERVICES, LLC, or its registered assigns, is entitled to purchase from US DATA AUTHORITY, INC., a corporation organized under the laws of the State of Florida (the "Company"), at any time or from time to time during the period specified in Section 2 hereof, Ten Million (10,000,000) fully paid and nonassessable shares of the Company's common stock, par value $.02 per share (the "Common Stock"), at an exercise price per share (the "Exercise Price") equal to $.10. The number of shares of Common Stock purchasable hereunder (the "Warrant Shares") is subject to adjustment as provided in Section 4 hereof.

This Warrant is subject to the following terms, provisions and conditions:

1. Manner of Exercise; Issuance of Certificates; Payment for Shares. Subject to the provisions hereof, including, without limitation, the limitations contained in Section 7 hereof, this Warrant may be exercised by the holder hereof, in whole or in part, by the surrender of this Warrant together with a completed exercise agreement in the form attached hereto (the "Exercise *Agreement"), to the Company by 5:00 p.m. Boca Raton, Florida time on any business day at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof) and upon payment to the Company in cash, by certified or official bank check or by wire transfer for the account of the Company, of the Exercise Price for the Warrant Shares. The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered and the completed Exercise Agreement shall have been delivered and payment shall have been made for such shares as set forth above or, if such day is not a business day, on the next succeeding business day. The Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding two business days, after this Warrant shall have been so exercised (the "Delivery Period"). If the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, and so long as the certificates therefor do not bear a legend and the holder is not obligated to return such certificate for the placement of a legend thereon, the Company shall cause its transfer agent to electronically transmit the Warrant Shares so purchased to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DTC Transfer"). If the aforementioned conditions to a DTC Transfer are not satisfied, the Company shall deliver to the holder physical certificates representing, the Warrant Shares so purchased. Further, the holder may instruct the Company to deliver to the holder physical certificates representing the Warrant Shares so purchased in lieu of delivering such shares by way of DTC Transfer. Any certificates so delivered shall be in such denominations as may be requested by the holder hereof, shall be registered in the name of such holder or such other name as shall be designated by such holder and, following the date on which the Warrant Shares have been registered under the Securities Act, or otherwise may be sold by the holder pursuant to Rule 144 promulgated under the Securities Act (or a successor rule), shall not bear any restrictive legend. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.

2. Period of Exercise. This Warrant is immediately exercisable, at any time or from time to time on or after the date of initial issuance of this Warrant (the "Issue Date") and before 5:00 p.m. Boca Raton, Florida time, on that date which is one (1) year after the effective date of the registration statement registering the Warrant Shares (the "Exercise Period").

3. Certain Agreements of the Company. The Company hereby covenants and agrees as follows:

(a) Shares to be Fully Paid. All Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be validly issued, fully paid and nonassessable, and free from all taxes, liens, claims and encumbrances.

(b) Reservation of. Shares. During the Exercise Period, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of this Warrant, a sufficient number of shares of Common Stock to provide for the exercise in full of this Warrant.

(c) Listing. The Company shall promptly secure the listing of the shares of Common Stock issuable upon exercise of this Warrant upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed or become listed (subject to official notice of issuance upon exercise of this Warrant) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all shares if Common Stock from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

(d) Certain Actions Prohibited. The Company will not, by amendment of this charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant. Without limiting the generality of the foregoing, the Company will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

(e) Successors and Assigns. This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation, or acquisition of all or substantially all of the Company's assets.

(f) Blue Sky Laws. The Company shall, on or before the date of issuance of any Warrant Shares, take such actions as the Company shall reasonable determine are necessary to qualify the Warrant Shares for, or obtain exemption for the Warrant Shares for, sale to the holder of this Warrant upon the exercise hereof under applicable securities or "blue sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the holder of this Warrant prior to such date; provided, however, that the Company shall not be required to qualify as a foreign corporation or file a general consent to service of process in any such jurisdiction.

4. Antidilution Provisions. During the Exercise Period, the Exercise Price and the number of Warrant Shares issuable hereunder shall be subject to adjustment from time to time as provided in this Section 4.

(a) Subdivision or Combination of Common Stock. If the Company, at any time during the Exercise Period, subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a greater number of shares, then, after the date of record for effecting such subdivision, the Exercise Price(s) in effect immediately prior to such subdivision will be proportionately reduced. If the Company, at any time during the Exercise Period, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a smaller number of shares, then, after the date of record for effecting such combination, the Exercise Price(s) in effect immediately prior to such combination will be proportionately increased.

(b) Adjustment in Number of Shares. Upon each adjustment of the Exercise Price(s) pursuant to the provisions of this Section 4, the number of shares of Common Stock issuable upon exercise of this Warrant at each such Exercise Price shall be adjusted by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock issuable upon exercise of this Warrant at such Exercise Price immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

(c) Consolidation, Merger or Sale. In case of any consolidation of the Company with, or merger of the Company into, any other corporation, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company at any time during the Exercise Period, then as a condition of such consolidation, merger or sale or conveyance, adequate provision will be made whereby the holder of this Warrant will have the right to acquire and receive upon exercise of this Warrant in lieu of the shares of Common Stock immediately theretofore acquirable upon the exercise of this Warrant, such shares of stock, securities, cash or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately therefore acquirable and receivable upon exercise of this Warrant had such consolidation, merger or conveyance not taken place. In any such case, the Company will make appropriate provision to insure that the provisions of this Section 4 hereof will thereafter be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale or conveyance unless prior to the consummation thereof, the successor corporation (if other than the Company) assumes by written instrument the obligations under this Warrant and the obligations to deliver to the holder of this Warrant such shares of stock as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

(d) Distribution of Assets. In case the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Company's shareholders of cash or shares (or rights to acquire shares) of capital stock of a subsidiary) (a "Distribution"), at any time during the Exercise Period, then the holder of this Warrant shall be entitled, upon a timely exercise of this Warrant for the purchase of any or all of the shares of Common Stock subject hereto, to receive the amount of such assets which would have been payable to the holder had such holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

(e) Notice of Adjustment. Upon the occurrence of any event which requires any adjustment of the Exercise Price(s), then, and in each such case, the Company shall give notice thereof to the holder of this Warrant, which notice shall state the Exercise Price(s) resulting from such adjustment and the increase or decrease in the number of Warrant Shares purchasable at each such price upon exercise, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

(f) Certain Definitions. "Common Stock," for purposes of this Section 4, includes the Common Stock and any additional class of stock of the Company having no preference as to or distributions on liquidation, provided that the shares purchasable pursuant to this Warrant shall include only Common Stock in respect of which this Warrant is exercisable, or shares resulting from any subdivision or combination of such Common Stock, or in the case of any reorganization, reclassification, consolidation, merger, or sale of the character referred to in Section 4(c) hereof, the stock or other securities or property provided for in such Section.

5. Issue Tax. The issuance of certificates for Warrants upon the exercise of this Warrant shall be made without charge to the Holder of this Warrant or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the holder of this Warrant.

6. No Rights or Liabilities as a Shareholder. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company. No Provision of this Warrant, in the absence of affirmative action by the holder hereof to purchase Warrant Shares, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

7. Transfer and Replacement of Warrant.

(a) Restriction on Transfer. This Warrant and the rights granted to the holder hereof are transferable, in whole or in part, upon written consent of the Company and surrender of this Warrant, together with a properly executed assignment, at the office or agency of the Company referred to in Section 7(c) below, provided, however, that any transfer or assignment shall be subject to the conditions set forth in Sections 7(d) and (e) hereof.

(b) Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mitigation of this Warrant and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

(c) Warrant Register. The Company shall maintain, at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee and each prior owner of this Warrant.

(d) Exercise or Transfer Without Registration. If, at the time of the surrender of this Warrant in connection with any exercise, transfer, or exchange of this Warrant, this Warrant (or, in the case of any exercise, the Warrant Shares issuable hereunder), shall not be registered under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such exercise, transfer, or exchange, (i) that the holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opnion shall be in form, substance and scope customary for opinionis of counsel in comparable transactions) to the effect that such exercise, transfer, or exchange may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or tranferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act; provided that no such opinion, letter, or status as an "accredited investor" shall be required in connection with a transfer pursuant to Rule 144 under the Securities Act.

(e) Additional Restrictions on Exercise or Transfer. Notwithstanding anything contained herein to the contrary, this Warrant shall not be exercisable by a holder hereof to the extent (but only to the extent) that (i) the number of shares of Common Stock beneficially owned by such holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or the unexercised or unconverted portion of any other securities of the Company (including debentures) subject to a limitation on conversion or exercise analogous to the limitation contained herein) and (ii) the number of shares of Common Stock issuable upon exercise of the Warrants (or portion thereof) with respect to which the determination described herein is being made, would result in beneficial ownership by such holder and its affiliates of more than 4.99% of the ourstanding shares of Common Stock. To the extent the above limitation applies, the determination of whether and to what extent this Warrant shall be exercisable with respect to other securities owned by such holder shall be in the sole discretion of the holder and submission of this Warrant for full or partial exercise shall be deemed to be the hodler's determination of whether and the extend to which this Warrant is exercisable, in each sase subject to such aggregate percentage limitation. No prior inability to exercise the Warrants pursuant to this Section shall have any effect on the applicability of the provisions of this Section with respect to any subsequent determination of exercisability. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.

8. Registration Rights. The holder of this Warrant is entitled to the benefit of such registration rights in respect of the Warrant Shares as are set forth in the Amendment to Securities Purchase Agreement, dated as of February 19, 2002.

9. Notices. Any notices required or permitted to be given under the terms of this Warrant shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier or by confirmed telecopy, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by courier, or by confirmed telecopy, in each case addressed to a party. The addresses for such communications shall be:

If to the Company:

US Data Authority, Inc.
3500 N.W. Boca Raton Boulevard, Building 84
Boca Raton, Florida 33431
Attn: Dominick F. Maggio

If to the holder, at such address as such holder shall have provided in writing to the Company, or at such other address as such holder furnishes by notice given in accordance with this Section 9.

10. Governing Law; Jurisdiction. This Warrant shall be governed by and construed in accordance with the laws of the State of Florida applicable to contracts made and to be performed in the State of Florida. The Company irrevocably consents to the jurisdiction of the United States federal courts and state courts located in the State of Florida in any suit or proceeding based on or arising under this Warrant and irrevocably agrees that all claims in respect of such suit or proceeding may be determined in such courts.

11. Miscellaneous.

(a) Amendments. This Warrant and any provision hereof may only be amended by an instrument in writing signed by the Company and the holder hereof.

(b) Descriptive Headings. The descriptive headings of the several Sections of this Warrant are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof.

(c) Business Day. For purposes of this Warrant, the term "business day" means any day, other than a Saturday or Sunday or a day on which banking institutions in the State of Florida are authorized or obligated by law, regulation or executive order to close.

IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

US DATA AUTHORITY, INC.

By: /S/ Dominick F. Maggio
Name: Dominick F. Maggio
Title: COO & EVP

Robert M. Beaton
4869 S. Buffalo Creek Drive, Evergreen, CO 80439
303-670-3904 303-670-3188 Fax

Mr. David Lonski
Chairman of the Board
US Data Authority, Inc.
3500 N.W. Boca Raton Blvd
Building 811
Boca Raton, FL 33431

Dear David:

Pursuant to our telephonic Board of Directors meeting on Wednesday and the written Subscription Agreement from Centro Inmbiliario et at (New Investors), which conditions their investment into US Data Authority, among other things, the resignation of all the current members of the Board of Directors, I hereby tender my resignation from the Board conditioned upon the following representations made to me:

1) The resignation is to become effective with the New Investors Making a $1,000,000 initial cash investment concurrent with their execution of the Subscription Agreement.

2) That all issues with respect to the warrants due ABFS are resolved in accordance with the Board Resolution as put forth in yesterday's meeting

3) That the newly reconstituted Board of Directors immediately undertake to pay all outstanding amounts due to Federal and State taxing authorities for payroll taxes unpaid as of this date.

4) That the commitment made to me personally by Dom Maggio the Company's new Chief Executive Officer, that the monies due to Albert S. Dandrige III and his law firm would be paid in a timely manner be honored.

5) That the commitment made to me personally by Peter Kirshner, the Company's new Chief Operating Officer that the monies due to Steven Jeffs, New Horizons Travel would be paid in a timely manner be honored.

6) That an adequate compensation package be provided to Martin Labaru for his introduction of and assistance with the new investors, again per Mr. Maggio's representations to me. As you know Martin was introduced to USDA by Mr. Joe Esquivel who I brought in to see if he could help the Company. I think some compensation is also due to Mr. Esquivel.

7) That an adequately worded "hold harmless and indemnification" agreement coverall all of the resigning directors be immediately effected by the reconstituted Board of Directors.

I want to assure you and the other Board members that my resignation is being made only to accommodate the conditions of the New Investors and that my interest and efforts will continue to benefit USDA in any way I can.

Best Regards,	Agreed and Accepted
/S/ Robert M. Beaton	/S/ David Lonski US Data Authority, Inc. David Lonski Chairman of the Board